FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
	April 28, 2009	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 043825-0138

Mr. David R. Humphrey
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Journal Communications, Inc. Form 10-K for the Fiscal Year Ended December 28, 2008 Filed March 6, 2009 File No. 001-31805

Dear Mr. Humphrey:

        On behalf of our client, Journal Communications, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2009 (the “Comment Letter”), with respect to the above-referenced filing (the “Form 10-K”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Managements’ Discussion and Analysis of Financial Condition and Results of Operations 2008 Compared to 2007

Continuing Operations, page 39

1.	Based on your discussion, it appears that your decrease in 2008 revenues was a result of an overall decrease in your business, including print and broadcast advertising at a local and national level, printing, mailing services and direct marketing advertising. Please expand your disclosure to explain the underlying causes of these declines, including any known trends in the areas you have identified which may impact future periods. In this regard, you discuss certain offsetting factors, such as an increase in political and issue advertising revenue and Olympic advertising revenue, which appear to be based on specific events and may not be continuing sources of revenue. If so, please expand your discussion to explain the limited time frame of those revenue sources. Please note this comment also applies to your analysis of segment operating results.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. David R. Humphrey
April 28, 2009

        The Company respectfully advises the Staff that, in future filings with the Commission, including its Form 10-Q for the quarter ended March 29, 2009, the Company will prepare its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), including but not limited to the “Continuing Operations” subsection thereof, to include a more comprehensive discussion of the underlying causes of revenue increases and decreases. In addition, in future filings with the Commission, the Company will include within MD&A, including but not limited to the “Overview” subsection, additional discussions of any known trends that have had, or that the Company reasonably expects will have, a material favorable or unfavorable impact on the Company’s business. Further, for sources of revenue like political advertising that do not result in revenue recognized evenly throughout the year or that do not result in revenue every year, the Company will include time frames for these sources of revenue and explanations for the limited nature of these sources of revenue.

2.	We note your presentation of Adjusted EBITDA, and your explanation of management’s use of this non-GAAP measure. Adjusted EBITDA is most commonly presented as a liquidity measure and is directly related to debt covenants and the registrant’s ability to obtain funding. For this reason, adjusted EBITDA is generally reconciled to cash flows from operations. You appear to present Adjusted EBITDA as a performance measure, and have therefore provided reconciliation to net income. In this regard, your reasons for presenting Adjusted EBITDA remain unclear, and it appears that a presentation of EBITDA would not be significantly different. Please consider revising your presentation to remove the adjustments to EBITDA and enhancing your disclosure to provide a detailed explanation, specific to your company, describing how this non-GAAP measure is useful to investors. See FR-65 for guidance.

        The Company respectfully advises the Staff that, in future filings with the Commission, including its Form 10-Q for the quarter ended March 29, 2009, the Company will move its presentation of adjusted EBITDA to the “Liquidity and Capital Resources” section of its MD&A. The Company’s Amended and Restated Credit Agreement, dated December 2, 2005 (the “Credit Agreement”), contains a financial covenant that the Company have a consolidated funded debt ratio of not greater than 4-to-1, as determined for the four fiscal quarter period preceding the date of determination, which ratio compares, for any period, the Company’s funded debt to the Company’s earnings before interest, taxes, depreciation and amortization, as adjusted for non-operational impairment charges recorded as a result of FASB Statement No. 142, “Goodwill and Other Intangible Assets.” Because this covenant within the Credit Agreement compares the Company’s funded debt to adjusted EBITDA as reconciled to earnings, the Company intends to continue to reconcile its adjusted EBITDA to net earnings rather than to the Company’s cash flows from operations. The Company will also enhance its disclosure of the reasons that the Company finds adjusted EBITDA to be useful to investors.

Publishing, page 41

3.	Within your discussion of the operating results of the publishing segment, we note you have calculated what the operating results would have been excluding certain charges. Please note that when you present an adjusted amount, excluding certain items, you are presenting a non-GAAP measure. Please remove the presentation of such adjusted amounts herein and throughout your filing. However, we will not object to a discussion of the impact that certain items had on the comparability between periods.

Mr. David R. Humphrey
April 28, 2009

        The Company respectfully advises the Staff that, in future filings with the Commission, including its Form 10-Q for the quarter ended March 29, 2009, the Company will not present adjusted amounts that exclude certain items in its disclosure of its operating results. The Company will instead discuss the impact of certain items on the comparability of its operating results between periods.

Index to Exhibits, page 110

4.	We note Exhibit 4.1, the Amended and Restated Credit Agreement, dated December 2, 2005, incorporated by reference to Exhibit 4.1 of your 8-K dated December 2, 2005. Exhibit 4.1 appears to omit all of the Schedules or Exhibits identified on page vi except Schedules 2.1(a) and 2.1(b). Please refile Exhibit 4.1 to include the omitted exhibits and schedules. Also, please confirm that in future filings you will file all material agreements in their entirety, including schedules, exhibits, appendices, and annexes, for all documents filed as exhibits to your periodic reports. Refer to Item 601(b)(10) of Regulation S-K.

        The Company respectfully advises the Staff that it will refile the Company’s Credit Agreement with its Form 10-Q for the quarter ended March 29, 2009. The Credit Agreement that will be filed with the Form 10-Q will include all exhibits and schedules. The Company further confirms that, when required to file material agreements in the future as exhibits to its periodic reports, the material agreements will include all schedules, exhibits, appendices and annexes.

*  *  *

        Additionally, as requested, enclosed herewith please find a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Mr. David R. Humphrey
April 28, 2009

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Benjamin F. Garmer, III at (414) 297-5765.

Very truly yours,
/s/ Russell E. Ryba
Russell E. Ryba

Enclosure

cc:	Kristin Shifflett
J. Nolan McWilliams
Rolaine S. Bancroft
   Securities and Exchange Commission
Steven J. Smith
Andre J. Fernandez
Mary H. Leahy
   Journal Communications, Inc.
Benjamin F. Garmer, III
Jessica S. Allen
Foley & Lardner LLP

Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

April 28, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Journal Communications, Inc. Form 10-K for the Fiscal Year ended December 28, 2008 Filed March 6, 2009 File No. 001-31805

Ladies and Gentlemen:

        Journal Communications, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2009, with respect to the above-referenced filing (the “Form 10-K”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
JOURNAL COMMUNICATIONS, INC.
/s/ Andre J. Fernandez
Andre J. Fernandez
Executive Vice President, Finance & Strategy
and Chief Financial Officer